SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016
_______________________

BioLineRx Ltd.
 (Translation of registrant’s name into English)
_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

On March 9, 2016, the Registrant announced that it had entered into an employment agreement with Merril Gersten, M.D., Ph.D., to serve as its new Chief Scientific Officer, commencing in May 2016. Prior to joining the Registrant, Dr. Gersten was a post-doctoral research fellow at the Department of Bioengineering of the University of California, San Diego, from 2012 to 2016. Dr. Gersten’s experience includes serving as Senior Director, Head of Experimental Medicine at Pfizer Global Research and Development in La Jolla, California, Medical Research Director at Agouron Pharmaceuticals, Medical Director at Lidak Pharmaceuticals and as a consultant assisting Dr. Jonas Salk at the Salk Institute for Biological Sciences in La Jolla. Dr. Gersten holds a Ph.D. in Bioinformatics and Systems Biology from the University of California, San Diego, an M.D. from Cornell University Medical College and a B.A. in chemistry from Barnard College, Columbia University.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: March 9, 2016